Filed by Hewitt Associates, Inc.

pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Hewitt Associates, Inc.

Commission File No.: 001-31351

Hewitt Associates

100 Half Day Road

Lincolnshire, IL 60069

Tel 847.295.5000    Fax 847.295.7634

www.hewitt.com

News and Information

For Immediate Release

August 5, 2010

Contacts:

Investors: Sean McHugh, (847) 442-4176, sean.mchugh@hewitt.com

Media: Julie Macdonald, (847) 771-0076, julie.macdonald@hewitt.com

Hewitt Associates Reports Fiscal 2010 Third Quarter Results

EPS $0.82; EPS Results Include $0.38 Discrete Tax Benefit and $0.16 in Charges Principally Related to Cost Structure Improvement Initiatives

LINCOLNSHIRE, Ill. — Hewitt Associates, Inc. (NYSE: HEW), a global human resources consulting and outsourcing services company, today reported results for its fiscal 2010 third quarter ended June 30, 2010.

•

Reported net revenues (revenues before reimbursements) were approximately unchanged at $730.6 million, compared with $729.0 million in the prior-year quarter. Net revenues declined 1% after adjusting for foreign currency translation, acquisitions and divestitures, and third-party revenues in both periods.

•

Reported operating income declined 27% to $79.2 million, compared with $109.1 million in the prior-year quarter. Excluding unusual items in both periods discussed below, adjusted current quarter operating income declined 16% to $104.9 million, compared with $124.3 million in the prior-year quarter[1] .

•

Reported net income increased to $77.9 million, or $0.82 per diluted share, compared with $68.4 million, or $0.71 per diluted share in the prior-year quarter. Excluding unusual items in both periods discussed below, adjusted net income was $57.4 million, or $0.60 per diluted share, compared with $77.9 million, or $0.81 per diluted share in the prior-year quarter.

•	Free cash flow, a non-GAAP measure, was $264.2 million for the current nine-month period, compared with $192.3 million in the prior-year period.

“We made good progress against many of our operating objectives this quarter,” said Russ Fradin, chairman and chief executive officer. “Our Consulting business delivered a more positive growth performance and our HR BPO business remained profitable despite an

[1]

In assessing operating performance, the Company also reviews its results once unusual items have been removed. The Company believes that doing so provides a better understanding of ongoing operating performance. A reconciliation of GAAP to adjusted net revenues, operating income, net income, earnings per share and free cash flow (each a non-GAAP measure) is included in this press release.

expected decline in revenue. Our Benefits Outsourcing business continues to compete in a challenging environment, which depressed our recent results, and we remain optimistic about its longer term prospects.

“During the quarter, we took actions to lower our cost structure consistent with our ongoing lean initiatives, namely further streamlining our real estate facilities and implementing operational process improvements. We look forward to the future as we remain focused on providing our clients with exceptional service,” added Fradin.

Operating Performance

Reported net revenues were $730.6 million, approximately unchanged compared with $729.0 million in the prior-year quarter. Net revenues declined 1% when excluding third-party supplier revenues in both periods and adjusting for the following items:

•	A $7.9 million contribution from acquisitions and $1.9 million in favorable foreign currency translation, both in the current quarter.

•	A $3.2 million prior-year quarter contribution principally from the partially divested North America Executive Compensation Consulting (EC) business [2] .

On the same adjusted basis, Benefits Outsourcing net revenues declined 3%, HR BPO declined 7% and Consulting grew 5%.

Reported operating income declined 27%, to $79.2 million, compared with $109.1 million in the prior-year quarter. Reported operating margin was 10.8%, compared with 15.0% in the prior-year quarter. When excluding the items discussed below in both periods, adjusted current-quarter operating income declined 16% to $104.9 million, compared with $124.3 million in the prior-year quarter. The adjusted current-quarter operating margin was 14.4%, compared with 17.1% in the prior-year quarter. The adjusted margin decline was principally driven by lower project revenues and the impact of net client losses in the Benefits Outsourcing segment.

Current quarter reported results include the following:

•	$11.6 million in pretax charges related to ongoing real estate optimization initiatives.

•	$9.6 million in pretax severance charges related to ongoing productivity initiatives.

•	A $4.6 million pretax capitalized software impairment charge.

Prior-year quarter reported results include the following:

•	$12.4 million in pretax severance charges related to ongoing productivity initiatives.

•	$2.9 million in pretax charges related to ongoing real estate optimization initiatives.

•	A $0.8 million pretax asset impairment charge resulting from the write-off of deferred set up costs associated with a client contract.

•	A $0.8 million pretax contribution from the partially divested North America EC business.

The third quarter reported effective tax rate was -10.6%, compared with 34.3% in the prior-year quarter. During the current quarter, the Company reached settlements involving various audit matters with the IRS related to prior tax years. This resulted in the reversal of approximately $35.8 million, or $0.38 per diluted share, of the Company’s ASC 740 (FIN 48) tax reserves during the current quarter. Excluding the ASC 740 (FIN 48) reversal, the current quarter effective tax rate was 40.2%. This higher rate in the current period reflects the impact of other discrete items recorded in the current and prior-year quarter. The Company continues to anticipate an ongoing underlying effective tax rate in the range of 37% to 38%.

[2]

The Consulting North America Executive Compensation partial divestiture occurred in January 2010. Pre-disposition contributions have been excluded from “as adjusted” amounts for year-over-year comparative purposes.

Business Segment Results

Benefits Outsourcing

Benefits Outsourcing segment revenues declined 2% to $369.3 million, compared with $377.6 million in the prior-year quarter. Revenues declined 3% compared to the prior year after adjusting for a $1.5 million contribution from acquisitions. Revenue results compared to the prior year principally reflect the impact of lower project revenues due to the recent recessionary environment. In addition, client losses, higher adjustments for client service issues, and renewed clients at lower price points were offset by higher revenues associated with net participant count growth.

Benefits Outsourcing reported segment income declined 28% to $72.0 million, compared with $100.0 million in the prior-year quarter. Reported segment margin was 19.5%, compared with 26.5% in the prior-year quarter. When excluding the charges discussed below in both periods, adjusted current-quarter segment income declined 19% to $83.8 million, compared with $103.1 million in the prior-year quarter. The adjusted current-period segment margin was 22.7%, compared with 27.3% in the prior-year quarter. The adjusted margin decline reflects the impact of lower project revenue, client losses, and higher adjustments for client service issues, partially offset by cost management efforts.

Current quarter reported results include the following:

•	$6.9 million in pretax severance charges related to ongoing productivity initiatives.

•	$4.8 million in pretax charges related to ongoing real estate optimization initiatives.

Prior-year quarter reported results include the following:

•	$2.2 million in pretax charges related to ongoing real estate optimization initiatives.

•	$0.9 million in pretax severance charges related to ongoing productivity initiatives.

As of June 30, 2010, the Company was live with approximately 21.1 million end-user Benefits Outsourcing participants, compared with approximately 19.6 million as of June 30, 2009.

Human Resource Business Process Outsourcing

HR BPO segment revenues declined 5% to $110.5 million, compared with $115.7 million in the prior-year quarter. Revenues decreased 7% after excluding third-party supplier revenues in both periods and adjusting for $2.3 million of favorable foreign currency translation. The adjusted revenue decline was principally driven by the impact of certain contractual adjustments and previously-anticipated client terminations and liquidations.

HR BPO reported segment income was $3.0 million, compared with $2.2 million in the prior-year quarter. When excluding the charges discussed below in both periods, adjusted current-quarter segment income was $5.6 million, compared with $4.4 million in the prior-year quarter. The adjusted increase compared to the prior-year quarter reflects infrastructure cost management and staffing leverage, partially offset by lower revenues.

Current quarter reported results include the following:

•	$1.8 million in pretax charges related to ongoing real estate optimization initiatives.

•	$0.8 million in pretax severance charges related to ongoing productivity initiatives.

Prior-year quarter reported results include the following:

•	$1.4 million in pretax severance charges related to ongoing productivity initiatives.

•	A $0.8 million pretax asset impairment charge resulting from the write-off of deferred set up costs associated with a client contract.

As of June 30, 2010, the Company was live with approximately 675,000 client employees with HR BPO services, compared with approximately 711,000 as of June 30, 2009.

In July 2010, the Company signed a new multi-year HR BPO service contract with a Fortune 100 company. Fiscal year to date, the Company has signed two new HR BPO contracts.

Consulting

Consulting segment revenues grew 6% to $258.2 million, compared with $244.3 million in the prior-year quarter. Consulting revenues increased 5% after adjusting for the following:

•	A $6.5 million contribution from an acquisition and $0.4 million of unfavorable foreign currency translation, both in the current quarter.

•	A $3.1 million prior-year quarter contribution related to the partial divestiture of the North America EC business.

The adjusted increase was principally driven by revenue growth in Retirement and Financial Management, mostly in Europe and North America, and Health Management services in North America. By practice, on the same adjusted basis, Retirement and Financial Management grew 4%, Talent and Organization Consulting grew 3%, Health Management grew 13%, and Communications grew 9%.

Consulting reported segment income declined 6% to $28.5 million, compared with $30.2 million in the prior-year quarter. Reported segment margin was 11.0%, compared with 12.4% in the prior-year quarter. When excluding the items discussed below in both periods, current-quarter adjusted segment income declined 5% to $37.8 million, compared with $40.0 million in the prior-year quarter. Current-period adjusted segment margin was 14.7%, compared with 16.6% in the prior-year quarter. The adjusted margin decline was principally due to the unfavorable impact of a performance-based compensation adjustment in the prior year period and higher client-related discretionary expenses in the current period, partially offset by higher revenues.

Current quarter reported results include the following:

•	$3.4 million in pretax charges related to ongoing real estate optimization initiatives.

•	$1.4 million in pretax severance charges related to ongoing productivity initiatives.

•	A $4.6 million pretax capitalized software impairment charge.

Prior-year quarter reported results include the following:

•	$9.9 million in pretax severance charges related to ongoing productivity initiatives.

•	$0.7 million in pretax charges related to ongoing real estate optimization initiatives.

•	A $0.8 million pretax contribution from the partially divested North America EC business.

Unallocated Shared Service Costs

Third quarter unallocated shared service costs were $24.3 million, or 3.3% of net revenues, compared with $23.4 million, or 3.2% of net revenues, in the prior-year quarter. When excluding the items discussed below in both periods, adjusted unallocated shared service costs were $22.3 million, or 3.1% of net revenues, compared with $23.2 million, or 3.2% of net revenues, in the prior-year quarter.

Current quarter reported results include the following:

•	$1.6 million in pretax charges related to ongoing real estate optimization initiatives.

•	$0.4 million in severance charges related to ongoing productivity initiatives.

Prior-year quarter reported results include $0.2 million in severance charges related to ongoing productivity initiatives.

Cash Flow

Cash flow from operations was $335.8 million in the current nine-month period, compared with $286.3 million in the prior-year period. Free cash flow, a non-GAAP measure (defined as cash flow from operations less capital expenditures and capitalized software costs) was $264.2 million, compared with $192.3 million in the prior-year period. The improvement in free cash flow was principally driven by lower client and vendor settlement payments, lower tax payments, and lower capital expenditures, partially offset by lower client collections.

Share Repurchase

During the fiscal third quarter, the Company repurchased 1.6 million of its outstanding common shares at an average price of $37.35 per share for a total of $59.5 million. At August 4, 2010, the Company had approximately $95 million remaining under its current $300 million authorization.

Supplemental Information

On July 2, 2010, the Company entered into a definitive agreement to acquire Ennis, Knupp and Associates, Inc., a provider of investment advisory services to large, complex institutional investors. This acquisition will increase the Company’s existing investment consulting capabilities in the U.S. and support its global growth plans. The transaction, which is subject to customary closing conditions including regulatory approval, is expected to close during the Company’s fiscal 2010 fourth quarter. Results of operations will be included in the Consulting segment from the date of acquisition.

On July 11, 2010, Hewitt entered into an Agreement and Plan of Merger with Aon Corporation (“Aon”), Alps Merger Corp., a wholly owned subsidiary of Aon (“Merger Sub”), and Alps Merger LLC, a wholly owned subsidiary of Aon (“Merger LLC”). The merger agreement provides, among other things, that, upon the terms and subject to the conditions set forth in the merger agreement, (i) Merger Sub will merge with and into Hewitt, with Hewitt surviving as a wholly owned subsidiary of Aon, and (ii) following the completion of the merger, the surviving corporation from the merger will merge with and into Merger LLC, with Merger LLC surviving the subsequent merger and continuing as a wholly owned subsidiary of Aon. Subject to the terms and conditions of the merger agreement, which has been approved and adopted by the boards of directors of each of Aon and Hewitt, at the effective time of the merger, each share of Class A common stock of Hewitt outstanding immediately prior to the effective time will convert into, at the election of each of the holders of Hewitt common stock, (i) 0.6362 of a share of common stock of Aon and $25.61 in cash, (ii) the amount of cash equal to the sum of (a) $25.61 and (b) the product obtained by multiplying 0.6362 by the Closing Volume-Weighted Average Price (as defined in the merger agreement) per share of Aon common stock, or (iii) the number of shares of Aon common stock equal to the sum of (a) 0.6362 and (b) the quotient obtained by dividing $25.61 by the Closing Volume-Weighted Average Price per share of Aon common stock.

The transaction is expected to close during the fourth calendar quarter of 2010. The completion of the transaction is subject to customary closing conditions, including obtaining the approval of Hewitt’s and Aon’s stockholders, receiving certain regulatory approvals (including approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and certain approvals by foreign governmental entities).

Business Outlook

“As we enter the fourth quarter, we continue to feel good about the long-term prospects for the business,” said Russ Fradin. “HR BPO is showing nice progress in winning new business and delivering against client expectations while improving its profitability. Demand for Consulting services is brightening, and we continue to expect to see growth as the economic recovery takes hold. While the Benefits Outsourcing environment remains challenging due to ongoing project revenue softness, we delivered within our target margin range in the third quarter and are encouraged by our strong pipeline. We remain confident in the long-term strength of our franchise and business model.”

Given its pending transaction with Aon, the Company has suspended formal financial guidance for fiscal 2010. Fiscal 2010 guidance last provided on May 6, 2010 should not be relied upon.

In lieu of formal guidance, the Company has provided the following reconciliation of its original fiscal 2010 EPS guidance range of $2.85 to $2.95 per diluted share provided on November 10, 2009, to its views of the current business environment. The original guidance specifically excluded the impact of acquisitions and divestitures and special charges. The Company shared its outlook on fiscal years 2010 through 2015 with Aon during the diligence phase prior to entering into the merger agreement as described in the joint proxy statement of the Company and Aon included in the registration statement on Form S-4 filed by Aon with the Securities and Exchange Commission on July 26, 2010.

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The pending acquisition of EnnisKnupp in the fourth quarter brings the Company’s anticipated dilution due to acquisitions and divestitures to 13 cents per share for fiscal 2010. This would represent slightly in excess of 20 cents per share of dilution on a full-year run rate basis in fiscal 2011.

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Third quarter charges incurred to improve productivity, rationalize real estate, and write-off a software project totaled 16 cents per share, while the large tax item provided a benefit of 38 cents per share in the third quarter. The Company anticipates some level of further cost structure improvement charges in the fourth quarter.

•	Due to the pending Aon merger, the Company has suspended share repurchases, resulting in 2 cents per share of dilution.

•	The Company expects to incur Aon transaction-related fees of approximately 20 cents per share in the fourth quarter.

Excluding each of the above issues places the Company’s performance at the low end of its original guidance range of $2.85 to $2.95. At the end of its fiscal second quarter, the Company had anticipated absorbing a substantial amount of the acquisition and divestiture related dilution, in essence an upward revision of its then-current earnings outlook. The Company no longer believes it can absorb this impact in fiscal 2010. The Company’s change in outlook is largely linked to the project revenue issue it highlighted in its third quarter results as well as to the increased level of M&A activity and its associated dilution.

Conference Call

At 7:30 a.m. (CT) today, management will host a conference call with investors to discuss fiscal 2010 third quarter results. The live presentation is accessible through the Investor Relations section of Hewitt’s website at www.hewitt.com. The webcast will be archived on the site for approximately one month.

About Hewitt Associates

Hewitt Associates (NYSE: HEW) provides leading organizations around the world with expert human resources consulting and outsourcing solutions to help them anticipate and solve their most complex benefits, talent, and related financial challenges. Hewitt works with companies to design, implement, communicate, and administer a wide range of human resources, retirement, investment management, health care, compensation, and talent management strategies. With a history of exceptional client service since 1940, Hewitt has offices in more than 30 countries and employs approximately 23,000 associates who are helping make the world a better place to work. For more information, please visit www.hewitt.com.

Safe Harbor Statement

This communication contains certain statements related to future results, or states our intentions, beliefs and expectations or predictions for the future which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from either historical or anticipated results depending on a variety of factors. Potential factors that could impact results include: the possibility that the expected efficiencies and cost savings from the proposed transaction will not be realized, or will not be realized within the expected time period; the ability to obtain governmental approvals of the merger on the proposed terms and schedule contemplated by the parties; the failure of stockholders of Hewitt to approve the proposed merger; the failure of the stockholders of Aon to approve the issuance of Aon common stock to Hewitt stockholders; the risk that the Aon and Hewitt businesses will not be integrated successfully; disruption from the proposed transaction making it more difficult to maintain business and operational relationships; the possibility that the proposed transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions; general economic conditions in different countries in which Aon and Hewitt do business around the world; changes in global equity and fixed income markets that could affect the return on invested assets; fluctuations in exchange and interest rates that could influence revenue and expense; rating agency actions that could affect Aon’s ability to borrow funds; funding of Aon’s various pension plans; changes in the competitive environment; changes in commercial property and casualty markets and commercial premium rates that could impact revenues; the outcome of inquiries from regulators and investigations related to compliance with the U.S. Foreign Corrupt Practices Act and non-U.S. anti-corruption laws; the impact of investigations brought by U.S. state attorneys general, U.S. state insurance regulators, U.S. federal prosecutors, U.S. federal regulators, and regulatory authorities in the U.K. and other countries; the impact of class actions and individual lawsuits including client class actions, securities class actions, derivative actions and ERISA class actions; the cost of resolution of other contingent liabilities and loss contingencies; and the ability to realize the anticipated benefits to Aon of the Benfield merger. Further information concerning Aon, Hewitt, and their business, including factors that potentially could materially affect Aon’s and Hewitt’s financial results, is contained in Aon’s and Hewitt’s filings with the Securities and Exchange Commission (the “SEC”). See Aon’s and Hewitt’s Annual Reports on Form 10-K and Annual Reports to Stockholders for the fiscal years ended December 31, 2009 and September 30, 2009, respectively, and other public filings with the SEC for a further discussion of these and other risks and uncertainties applicable to our businesses. Neither Aon nor Hewitt undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations, except as required by law.

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy our securities or the solicitation of any vote or approval. The proposed transaction involving Hewitt and Aon will be submitted to their respective stockholders for their consideration. In connection with the proposed transaction, on July 26, 2010, Aon filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which included a preliminary joint proxy statement of Aon and Hewitt that also constitutes a preliminary prospectus of Aon, and each of the companies may be filing with the SEC other documents regarding the proposed transaction. Aon and Hewitt will each mail the definitive joint proxy statement/prospectus to its stockholders. Before making any voting or investment decision, investors and stockholders are urged to read carefully in their entirety the definitive joint proxy statement/prospectus when it becomes available, because it will contain important information regarding the proposed transaction. You may obtain a free copy of the joint proxy statement/prospectus, as well as all other documents filed with the SEC regarding the transaction, without charge, at the SEC’s website (www.sec.gov), by accessing Aon’s website at www.aon.com under the heading “Investor Relations” and then under the link “SEC Filings” and from Aon by directing a request to Aon at Aon Corporation, 200 E. Randolph Street, Chicago, Illinois 60601, Attention: Investor Relations, and by accessing Hewitt’s website at www.hewitt.com under the heading “Investor Relations,” and then under the link “Reports & SEC Filings” and from Hewitt by directing a request to Hewitt at Hewitt Associates, Inc., 100 Half Day Road, Lincolnshire, Illinois 60069, Attention: Investor Relations.

Aon and Hewitt and their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Aon’s directors and executive officers in its definitive proxy statement filed with the SEC on April 7, 2010. You can find information about Hewitt’s directors and executive officers in its definitive proxy statement filed with the SEC on December 16, 2009. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You can obtain free copies of these documents from Aon and Hewitt using the contact information above.

# # #

HEWITT ASSOCIATES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

(In thousands except for share and per share amounts)

	Three Months Ended June 30,		Nine Months Ended June 30,
	2010	2009	2010	2009
Revenues:
Revenues before reimbursements	$730,576	$729,009	$2,261,186	$2,246,025
Reimbursements	16,019	14,710	56,880	53,499

Total revenues	746,595	743,719	2,318,066	2,299,524

Operating expenses:
Compensation and related expenses	460,800	451,432	1,401,440	1,403,191
Other operating expenses	145,062	137,500	412,474	412,809
Selling, general and administrative expenses	40,912	30,262	115,830	106,925
Reimbursable expenses	16,019	14,710	56,880	53,499
Goodwill and asset impairment	4,571	758	21,597	4,159
Loss (gain) on sale of businesses	—	—	2,359	(9,379)

Total operating expenses	667,364	634,662	2,010,580	1,971,204

Operating income	79,231	109,057	307,486	328,320

Other (expense) income, net:
Interest expense	(9,646)	(9,620)	(28,881)	(30,159)
Interest income	2,187	1,375	5,025	7,240
Other (expense) income, net	(1,310)	3,305	(4,399)	6,125

Total other expense, net	(8,769)	(4,940)	(28,255)	(16,794)

Income before income taxes	70,462	104,117	279,231	311,526

(Benefit) provision for income taxes	(7,480)	35,720	75,488	110,825

Net income	$77,942	$68,397	$203,743	$200,701

Earnings per share:
Basic	$0.84	$0.73	$2.18	$2.14
Diluted	$0.82	$0.71	$2.13	$2.10

Weighted average shares:
Basic	92,884,931	93,439,928	93,429,402	93,683,106
Diluted	95,107,474	95,861,701	95,599,034	95,629,182

(1)	Net revenues include $10.7 million and $10.8 million of third-party supplier revenues for the three months ended June 30, 2010 and 2009, respectively, and $32.8 million and $30.8 million for the nine months ended June 30, 2010 and 2009, respectively. Generally, the third-party supplier arrangements are marginally profitable. The related third-party supplier expenses are included in other operating expenses.

HEWITT ASSOCIATES, INC.

ADJUSTED NET REVENUES, OPERATING INCOME, NET INCOME, AND

EARNINGS PER SHARE

(Unaudited)

(In thousands except for share and per share amounts)

In assessing operating performance, the Company also reviews its results once unusual items have been removed. The Company believes that doing so provides a better understanding of ongoing operating performance. For the three months ended June 30, 2010 and 2009, adjusted net revenues, operating income, net income, and earnings per share were:

	Three Months Ended June 30,
	2010	2009
Revenues before reimbursements (net revenues), as reported	$730,576	$729,009
Adjustments:
Divestitures (1)	—	(3,159)

Total adjustments	—	(3,159)

Adjusted revenues before reimbursements (net revenues)	730,576	725,850

Operating income, as reported	79,231	109,057
Adjustments:
Divestitures (1)	—	(848)
Real estate exit and related costs	11,600	2,900
Severance charges	9,566	12,433
Asset impairments	4,551	758

Total adjustments	25,717	15,243

Adjusted operating income	104,948	124,300
% of adjusted net revenues	14.4%	17.1%

Total other (expense) income, net, as reported	(8,769)	(4,939)

Adjusted income before income taxes	96,179	119,361

Adjusted provision for income taxes (2)	38,665	41,492

Adjusted net income	$57,514	$77,869

Adjusted earnings per share:
Basic	$0.62	$0.83
Diluted	$0.60	$0.81

Weighted average shares:
Basic	92,884,931	93,439,928
Diluted	95,107,474	95,861,701

(1)	The Consulting North America Executive Compensation partial divestiture occurred in January 2010. Pre-disposition contributions have been excluded from “as adjusted” amounts for year-over-year comparative purposes.
(2)	Excludes the impact of unusual items at the applicable estimated jurisdictional tax rates.

HEWITT ASSOCIATES, INC.

BUSINESS SEGMENT RESULTS

(Unaudited)

(Dollars in thousands)

	Three Months Ended June 30,		Nine Months Ended June 30,
	2010	2009	2010	2009
Benefits Outsourcing
Segment net revenues	$369,282	$377,581	$1,169,205	$1,161,326
Segment income	72,020	99,970	280,053	299,963

HR BPO
Segment net revenues (1)	$110,458	$115,678	$334,071	$365,861
Segment income (loss)	3,044	2,212	10,569	(3,157)

Consulting
Segment net revenues	$258,195	$244,288	$781,367	$746,604
Segment income	28,459	30,249	84,455	100,048

Total Company
Segment net revenues	$737,935	$737,547	$2,284,643	$2,273,791
Intersegment revenues	(7,359)	(8,538)	(23,457)	(27,766)

Revenues before reimbursements	730,576	729,009	2,261,186	2,246,025
Reimbursements	16,019	14,710	56,880	53,499

Total revenues	$746,595	$743,719	$2,318,066	$2,299,524

Segment income	$103,523	$132,431	$375,077	$396,854

Charges not recorded at the segment level:
Unallocated shared service costs	24,292	23,374	67,591	68,534

Operating income	$79,231	$109,057	$307,486	$328,320

(1)	HR BPO net revenues include $10.7 million and $10.8 million of third-party supplier revenues for the three months ended June 30, 2010 and 2009, respectively, and $32.8 million and $30.8 million for the nine months ended June 30, 2010 and 2009, respectively. Generally, the third-party supplier arrangements are marginally profitable. The related third-party supplier expenses are included in other operating expenses.

HEWITT ASSOCIATES, INC.

ADJUSTED BUSINESS SEGMENT RESULTS

(Unaudited)

(In thousands)

In assessing operating performance, the Company also reviews its results once unusual items have been removed. The Company believes that doing so provides a better understanding of ongoing operating performance. For the three months ended June 30, 2010 and 2009, adjusted segment net revenues, segment income and unallocated shared service costs were:

	Three Months Ended June 30,
	2010	2009
Benefits Outsourcing
Segment net revenues, as reported and adjusted	$369,282	$377,581
Segment income, as reported	72,020	99,970
Adjustments:
Real estate exit and related costs	4,800	2,175
Severance charges	6,939	913

Total adjustments	11,739	3,088
Adjusted segment income	$83,759	$103,058
% of adjusted segment net revenues	22.7%	27.3%

HR BPO
Segment net revenues, as reported	$110,458	$115,678
Adjustment
Divestitures	—	(23)

Adjusted segment net revenues	110,458	115,655
Segment income, as reported	3,044	2,212
Adjustments:
Divestitures	—	17
Real estate exit and related costs	1,800	—
Severance charges	828	1,414
Asset impairments	—	758

Total adjustments	2,628	2,189
Adjusted segment income	$5,672	$4,401
% of adjusted segment net revenues	5.1%	3.8%

Consulting
Segment net revenues, as reported	$258,195	$244,288
Adjustment:
Divestitures	—	(3,136)

Adjusted segment net revenues	258,195	241,152
Segment income, as reported	28,459	30,249
Adjustments:
Divestitures	—	(865)
Real estate exit and related costs	3,400	725
Severance charges	1,420	9,899
Asset impairments	4,551	—

Total adjustments	9,371	9,759
Adjusted segment income	$37,830	$40,008
% of adjusted segment net revenues	14.7%	16.6%

Unallocated shared service costs
Unallocated shared service costs, as reported	$(24,292)	$(23,374)
Adjustments:
Real estate exit and related costs	1,600	—
Severance charges	379	207

Total adjustments	1,979	207
Adjusted unallocated shared service costs	$(22,313)	$(23,167)
% of adjusted consolidated net revenues	-3.1%	-3.2%

HEWITT ASSOCIATES, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands except for share and per share amounts)

	June 30, 2010	September 30, 2009
	(Unaudited)
ASSETS

Current Assets:
Cash and cash equivalents	$686,463	$581,642
Short-term investments	48,386	60,994
Client receivables and unbilled work in process, less allowances of $14,546 and $14,381 at June 30, 2010 and September 30, 2009, respectively	522,437	527,272
Prepaid expenses and other current assets	168,078	169,533
Funds held for clients	114,176	131,801
Short-term deferred contract costs, net	95,525	89,919
Deferred income taxes, net	101,730	34,119

Total current assets	1,736,795	1,595,280

Non-Current Assets:
Deferred contract costs, less current portion	231,782	254,905
Property and equipment, net	366,613	384,254
Other intangible assets, net	175,631	191,479
Goodwill	373,023	412,745
Long-term investments	43,458	54,442
Other non-current assets, net	17,848	31,535

Total non-current assets	1,208,355	1,329,360

Total Assets	$2,945,150	$2,924,640

LIABILITIES

Current Liabilities:
Accounts payable	$15,407	$20,790
Accrued expenses	220,735	164,724
Funds held for clients	114,176	131,801
Advanced billings to clients	149,787	137,447
Accrued compensation and benefits	340,724	393,463
Short-term deferred contract revenues, net	64,055	61,356
Current portion of long-term debt and capital lease obligations	39,189	36,282

Total current liabilities	944,073	945,863

Non-Current Liabilities:
Deferred contract revenues, less current portion	163,379	192,056
Debt and capital lease obligations, less current portion	584,961	618,561
Other non-current liabilities	187,591	223,835
Deferred income taxes, net	77,892	84,023

Total non-current liabilities	1,013,823	1,118,475

Total Liabilities	$1,957,896	$2,064,338

HEWITT ASSOCIATES, INC.

CONSOLIDATED BALANCE SHEETS – Continued

(In thousands except for share and per share amounts)

	June 30, 2010	September 30, 2009
	(Unaudited)
STOCKHOLDERS’ EQUITY

Stockholders’ Equity:
Class A common stock, par value $0.01 per share, 750,000,000 shares authorized, 134,624,475 and 132,844,269 shares issued, 91,956,752 and 93,535,270 shares outstanding, as of June 30, 2010 and September 30, 2009, respectively	$1,346	$1,328
Additional paid-in capital	1,743,611	1,662,687
Cost of common stock in treasury, 42,667,723 and 39,308,999 shares of Class A common stock as of June 30, 2010 and September 30, 2009, respectively	(1,406,459)	(1,277,815)
Retained earnings	673,520	469,777
Accumulated other comprehensive (loss) income, net	(24,764)	4,325

Total Stockholders’ Equity	987,254	860,302

Total Liabilities and Stockholders’ Equity	$2,945,150	$2,924,640

HEWITT ASSOCIATES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(Amounts in thousands)

	Nine Months Ended June 30,
	2010	2009
Cash flows from operating activities:
Net income	$203,743	$200,701
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization, including amortization of deferred contract revenues and costs	130,480	119,130
Share-based compensation	40,308	40,950
Deferred income taxes	3,771	32,058
Goodwill and asset impairment	21,597	4,159
Loss (gain) on sale of businesses	2,359	(9,379)
Fair value adjustment related to financial assets	(18)	404
Changes in operating assets and liabilities, net of effect of acquisitions and dispositions:
Client receivables and unbilled work in process	(3,973)	104,970
Prepaid expenses and other current assets	38,109	(51,499)
Deferred contract costs	(54,007)	(72,677)
Other assets	15,522	7,693
Accounts payable	(4,967)	281
Accrued compensation and benefits	(48,841)	(60,457)
Accrued expenses	(4,927)	(58,861)
Advanced billings to clients	13,581	4,050
Deferred contract revenues	16,710	31,388
Other long-term liabilities	(33,691)	(6,627)

Net cash provided by operating activities	335,756	286,284

Cash flows from investing activities:
Purchases of investments	(48,545)	—
Proceeds from sales of investments	49,850	4,825
Additions to property and equipment	(71,543)	(93,988)
Cash paid for acquisitions, net of cash acquired	(21,319)	(62,067)
Cash received for sale of businesses	—	1,105
Other investing activities	(10,885)	—

Net cash used in investing activities	(102,442)	(150,125)

Cash flows from financing activities:
Proceeds from the exercise of stock options	33,511	7,906
Excess tax benefits from the exercise of share-based awards	3,724	2,345
Proceeds from short-term borrowings	—	18,119
Repayments of short-term borrowings, capital leases and long-term debt	(28,928)	(149,734)
Purchase of Class A common shares for treasury	(128,644)	(45,458)

Net cash used in financing activities	(120,337)	(166,822)

Effect of exchange rate changes on cash and cash equivalents	(8,156)	(6,892)

Net increase (decrease) in cash and cash equivalents	104,821	(37,555)

Cash and cash equivalents, beginning of period	581,642	541,494

Cash and cash equivalents, end of period	$686,463	$503,939

Supplementary disclosure of cash paid during the period:
Interest paid	$26,489	$27,865
Income taxes paid	$62,222	$75,439

HEWITT ASSOCIATES, INC.

FREE CASH FLOW RECONCILIATION

(Unaudited)

(Amounts in thousands)

	Nine Months Ended June 30,
	2010	2009
Net cash provided by operating activities	$335,756	$286,284
Additions to property and equipment	(71,543)	(93,988)

Free cash flow (1)	$264,213	$192,296

(1)	Free cash flow, a non-GAAP measure, is cash flow from operations less capital expenditures and capitalized software costs. The Company believes this measure provides useful information related to the Company’s liquidity, including but not limited to its ability to reduce debt, make strategic investments, and repurchase stock. The Company views free cash flow as a supplement to, and not a substitute for, GAAP measures of liquidity included in its consolidated statements of cash flows.

Safe Harbor Statement

This communication contains certain statements related to future results, or states our intentions, beliefs and expectations or predictions for the future which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from either historical or anticipated results depending on a variety of factors. Potential factors that could impact results include: the possibility that the expected efficiencies and cost savings from the proposed transaction will not be realized, or will not be realized within the expected time period; the ability to obtain governmental approvals of the merger on the proposed terms and schedule contemplated by the parties; the failure of stockholders of Hewitt to approve the proposed merger; the failure of the stockholders of Aon to approve the issuance of Aon common stock to Hewitt stockholders; the risk that the Aon and Hewitt businesses will not be integrated successfully; disruption from the proposed transaction making it more difficult to maintain business and operational relationships; the possibility that the proposed transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions; general economic conditions in different countries in which Aon and Hewitt do business around the world; changes in global equity and fixed income markets that could affect the return on invested assets; fluctuations in exchange and interest rates that could influence revenue and expense; rating agency actions that could affect Aon’s ability to borrow funds; funding of Aon’s various pension plans; changes in the competitive environment; changes in commercial property and casualty markets and commercial premium rates that could impact revenues; the outcome of inquiries from regulators and investigations related to compliance with the U.S. Foreign Corrupt Practices Act and non-U.S. anti-corruption laws; the impact of investigations brought by U.S. state attorneys general, U.S. state insurance regulators, U.S. federal prosecutors, U.S. federal regulators, and regulatory authorities in the U.K. and other countries; the impact of class actions and individual lawsuits including client class actions, securities class actions, derivative actions and ERISA class actions; the cost of resolution of other contingent liabilities and loss contingencies; and the ability to realize the anticipated benefits to Aon of the Benfield merger. Further information concerning Aon, Hewitt, and their business, including factors that potentially could materially affect Aon’s and Hewitt’s financial results, is contained in Aon’s and Hewitt’s filings with the Securities and Exchange Commission (the “SEC”). See Aon’s and Hewitt’s Annual Reports on Form 10-K and Annual Reports to Stockholders for the fiscal years ended December 31, 2009 and September 30, 2009, respectively, and other public filings with the SEC for a further discussion of these and other risks and uncertainties applicable to our businesses. Neither Aon nor Hewitt undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations, except as required by law.

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy our securities or the solicitation of any vote or approval. The proposed transaction involving Hewitt and Aon will be submitted to their respective stockholders for their consideration. In connection with the proposed transaction, on July 26, 2010, Aon filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which included a preliminary joint proxy statement of Aon and Hewitt that also constitutes a preliminary prospectus of Aon, and each of the companies may be filing with the SEC other documents regarding the proposed transaction. Aon and Hewitt will each mail the definitive joint proxy statement/prospectus to its stockholders. Before making any voting or investment decision, investors and stockholders are urged to read carefully in their entirety the definitive joint proxy statement/prospectus when it becomes available, because it will contain important information regarding the proposed transaction. You may obtain a free copy of the joint proxy statement/prospectus, as well as all other documents filed with the SEC regarding the transaction, without charge, at the SEC’s website (www.sec.gov), by accessing Aon’s website at www.aon.com under the heading “Investor Relations” and then under the link “SEC Filings” and from Aon by directing a request to Aon at Aon Corporation, 200 E. Randolph Street, Chicago, Illinois 60601, Attention: Investor Relations, and by accessing Hewitt’s website at www.hewitt.com under the heading “Investor Relations,” and then under the link “Reports & SEC Filings” and from Hewitt by directing a request to Hewitt at Hewitt Associates, Inc., 100 Half Day Road, Lincolnshire, Illinois 60069, Attention: Investor Relations.

Aon and Hewitt and their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Aon’s directors and executive officers in its definitive proxy statement filed with the SEC on April 7, 2010. You can find information about Hewitt’s directors and executive officers in its definitive proxy statement filed with the SEC on December 16, 2009. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You can obtain free copies of these documents from Aon and Hewitt using the contact information above.

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